Exhibit 99.1

FANG ANNOUNCES CHANGES IN BOARD OF DIRECTORS AND MANAGEMENT

BEIJING, April 13, 2024 (GLOBE NEWSWIRE) -- Fang Holdings Limited (OTC: SFUNY) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced changes in its board of directors (the "Board") and management.

Change in Board of Directors

Mr. Yu Huang ("Mr. Huang"), a director of the Board, has resigned from the Board, effective from April 13th, 2024. Mr. Huang's resignation did not result from any disagreement with the Company on any matter relating to the Company's operations, policies or practices. Fang thanks Mr. Huang for his efforts and contributions to the Company.

Upon the effectiveness of Mr. Huang's resignation, the Board will consist of five directors, including three independent directors.

Changes in Management

Resignation of Chief Financial Officer

Mr. Peng Cui has resigned from the position of Chief Financial Officer, effective April 15th, 2024. Peng Cui has been a valued member of the executive team and has contributed significantly to the company's financial stability during his tenure.

The decision to resign comes after Peng Cui has decided to pursue new opportunities that align with his professional aspirations. The company respects his decision and wishes him the best in his future endeavors.

I want to thank Peng for his leadership and his many contributions to Fang through this period of unprecedented change. He has played an important role helping the company to get through the tough times while building a strong finance team with deep expertise, and I remain as confident as ever in the future of Fang.” said Board Chairman, Richard Jiangong Dai, “On behalf of the Board of Directors and all Fang stakeholders, I want to wish Peng all the best in his future endeavors.”

Fang has initiated a search for a new Chief Financial Officer and will consider both internal and external candidates. Fang Holdings Limited remains committed to its strategic goals and continues to focus on delivering value to its shareholders.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China's fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 70 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the approval and the consummation of the Proposed Transaction or any alternative transaction. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fang and the industry, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law. Although Fang believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Fang Investor Relations

Email: ir@fang.com